February 21, 2012

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Official Payments Holdings, Inc.
Form 10-K for Fiscal Year Ended September 30, 2011
Filed December 6, 2011
File No. 001-33475

Dear Ms. Collins:

On behalf of Official Payments Holdings, Inc. (the “Company”, “we”, “us”, or “our”), this letter responds to the comment in the letter dated February 6, 2012 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the Company.  We have reprinted the staff’s original comment in bold, followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Goodwill and Other Intangible Assets, page 31

1.
We note that your market capitalization was below the carrying value of net assets as of September 30, 2011. We further note you determined that no impairment existed during fiscal 2011. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are potentially at risk of failing step one of your goodwill impairment analysis, please provide us with and tell us your consideration to disclose the following information in future filings:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	discussion of the degree of uncertainty associated with the key assumptions; and

3550 Engineering Drive Suite 400 Norcross, GA 30092
(p) 770-325-3100 (f) 770-325-3099
www.OPAY.OfficialPayments.com

Securities and Exchange Commission
February 21, 2012

•
description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value, including changes in market capitalization.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please consider disclosing this in future filings. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response:

We have two reporting units, Payment Solutions (which we previously referred to as “Electronic Payment Solutions”) and VSA.  All of our goodwill and intangible assets are included in our Payment Solutions reporting unit.  We evaluate our intangible assets and goodwill for impairment annually and whenever events occur which may indicate impairment.

During the fourth quarter of our fiscal year ended September 30, 2011, we performed an analysis of the fair value of our company and the Payment Solutions reporting unit.  Our analysis used standard valuation techniques to assess fair value, including public company comparable analysis, precedent merger and acquisition transaction analysis, and discounted cash flow analysis.  Based on our analysis, we concluded that the fair value of the Payment Solutions reporting unit exceeded the carrying value of the Payment Solutions reporting unit by at least 50%, resulting in our passing Step 1 of the impairment test outlined in ASC 350-20-35.  Accordingly, the second step of the impairment testing was not required and no impairment charges were recorded.

In our future periodic filings, beginning with our next quarterly report on Form 10-Q, we will enhance our disclosure regarding our goodwill impairment considerations as follows (subject to modification based on the facts that are present at the time of our future filings):

Our policy is to evaluate goodwill for possible impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable.  All of our goodwill and intangible assets are included in our Payment Solutions reporting unit. Goodwill is evaluated for possible impairment by comparing the fair value of a reporting unit with its carrying value, including the goodwill assigned to that reporting unit.  Fair value of the reporting unit is estimated using a combination of income-based and market-based valuation methodologies. Under the income approach, forecasted cash flows of a reporting unit are discounted to a present value using a discount rate commensurate with the risks of those cash flows.  Under the market approach, the fair value of a reporting unit is estimated based on trading multiples of a group of comparable public companies and from values implied by recent merger and acquisition transactions involving comparable companies.  An impairment charge is recorded if the carrying value of the Payment Solutions reporting unit exceeds its implied fair value.  We complete our annual impairment testing for goodwill in the fourth quarter of our

Securities and Exchange Commission
February 21, 2012

fiscal year.  Based on our assessment as of September, 2011, we concluded that the fair value of the Payment Solutions reporting unit exceeded its carrying value by at least 50%.  Significant assumptions inherent in the valuation methodologies employed include, but are not limited to, projected business results, growth rates and discount rates.  These assumptions are based primarily on our historical results and expectations for future operations.  Our assumptions do not include the potential impacts of alternative payment methods payors might begin to use, significant changes in the overall economy or loss of significant customers, each of which would likely decrease our estimated fair value and potentially cause us to record an impairment of our recorded goodwill.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact me directly at
(770) 325-3102.

Very truly yours,

/s/ Jeff Hodges

Jeff Hodges
Chief Financial Officer

Cc:	Alex P. Hart, Chief Executive Officer
McGladrey & Pullen, LLP